UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Berkshire Grey, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

084656107

(CUSIP Number)

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 33,981,955 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 33,981,955 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,981,955 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed B (CF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,928,958 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,928,958 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,958 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed Associates B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 35,910,913 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 35,910,913 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,910,913 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 20,657,001 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 20,657,001 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,657,001 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Associates V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 20,657,001 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 20,657,001 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,657,001 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 56,567,914 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 56,567,914 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,567,914 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 084656107	13D

1	NAMES OF REPORTING PERSONS. Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 56,567,914 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 56,567,914 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,567,914 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Berkshire Grey, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 140 South Road, Bedford, Massachusetts 01730. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures Seed B, L.P. (“KV Seed B”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(ii)	Khosla Ventures Seed B (CF), L.P. (“KV Seed B (CF)”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Seed Associates B, LLC (“KVA Seed B”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iv)	Khosla Ventures V, L.P. (“KV V”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(v)	Khosla Ventures Associates V, LLC (“KVA V”), with respect to the shares of Class A common stock directly and beneficially owned by it; and

(vi)	VK Services, LLC (“VK Services”), with respect to the shares of Class A common stock directly and beneficially owned by it; and

(vii)	Vinod Khosla (“Khosla”), with respect to the shares of Class A common stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Class A common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner is:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c)	The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d)	Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV Seed B	Delaware, United States of America
KV Seed B (CF)	Delaware, United States of America
KVA Seed B	Delaware, United States of America
KV V	Delaware, United States of America
KVA V	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

From October 2013 through November 2018, the Reporting Persons acquired the following shares of stock of Legacy Berkshire Grey (as defined below): 82,726 shares of Common Stock, 2,212,389 shares of Series A Preferred Stock, 2,403,846 shares of Series A-1 Preferred Stock, 785,056 shares of Series A-2 Preferred Stock, 710,321 shares of Series A-3 Preferred Stock, 1,985,430 shares of Series B Preferred Stock, 1,447,421 shares of Series B-1 Preferred Stock. The Reporting Persons acquired such shares for an aggregate purchase price of approximately $27,288,885. All such shares were acquired with working capital.

The shares of Class A common stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination transaction (the “Business Combination”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2021, by and among Berkshire Grey, Inc. (known as Berkshire Grey, Inc. prior to the Business Combination and currently known as Berkshire Grey Operating Company, Inc.), a Delaware corporation (“Legacy Berkshire Grey”), Revolution Acceleration Acquisition Corp, a Delaware corporation (“RAAC”), and Pickup Merger Corp, a Delaware corporation and a direct wholly owned subsidiary of RAAC.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, on July 21, 2021, the Business Combination was consummated. Upon the completion of the Business Combination and the other transactions contemplated by the Merger Agreement (the “Transactions”), Legacy Berkshire Grey became a direct wholly-owned subsidiary of RAAC. In connection with the Transactions, RAAC changed its name to Berkshire Grey, Inc. and Legacy Berkshire Grey changed its name to Berkshire Grey Operating Company, Inc.

As a result of the Business Combination, the shares of Legacy Berkshire Grey preferred stock held by each of the Reporting Persons were converted into Legacy Berkshire Grey common stock, and each share of Legacy Berkshire Grey common stock was converted into the right to receive approximately 5.87585 shares of Class A common stock of the Issuer. As a result of such conversions, the Reporting Persons owned an aggregate of 56,567,914 shares of Class A common stock.

Item 4.	Purpose of Transaction.

The shares of Class A common stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Class A common stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 222,597,413 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as reported in the Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2021 in connection with the Issuer’s Business Combination. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.	Khosla Ventures Seed B, L.P.

(a)

As of the date of this Schedule 13D, KV Seed B beneficially owned 33,981,955 shares of Class A common stock, representing a beneficial ownership of approximately 15.3% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	33,981,955
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	33,981,955

Please see Attachment A for additional information.

B.	Khosla Ventures Seed B (CF), L.P.

(a)

As of the date of this Schedule 13D, KV Seed B (CF) beneficially owned 1,928,958 shares of Class A common stock, representing a beneficial ownership of approximately 0.9% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	1,928,958
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	1,928,958

Please see Attachment A for additional information.

C.	Khosla Ventures Seed Associates B, LLC

(a)

As of the date of this Schedule 13D, KVA Seed B beneficially owned 35,910,913 shares of Class A common stock, representing a beneficial ownership of approximately 16.1% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	35,910,913
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	35,910,913

Please see Attachment A for additional information.

D.	Khosla Ventures V, L.P.

(a)	As of the date of this Schedule 13D, KV V beneficially owned 20,657,001 shares of Class A common stock, representing a beneficial ownership of approximately 9.3% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	20,657,001
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	20,657,001

Please see Attachment A for additional information.

E.	Khosla Ventures Associates V, LLC

(a)

As of the date of this Schedule 13D, KVA V beneficially owned 20,657,001 shares of Class A common stock, representing a beneficial ownership of approximately 9.3% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	20,657,001
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	20,657,001

Please see Attachment A for additional information.

F.	VK Services, LLC

(a)

As of the date of this Schedule 13D, VK Services beneficially owned 56,567,914 shares of Class A common stock, representing a beneficial ownership of approximately 25.4% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	56,567,914
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	56,567,914

Please see Attachment A for additional information.

G.	Vinod Khosla

(a)

As of the date of this Schedule 13D, Vinod Khosla beneficially owned 56,567,914 shares of Class A common stock, representing a beneficial ownership of approximately 25.4% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	56,567,914
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	56,567,914

Please see Attachment A for additional information.

With respect to each Reporting Person and General Partner:

(c)	The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c).

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons or the General Partner.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination (the “Closing”), on July 21, 2021, each of KV Seed B, KV Seed B (CF), and KV V (the “KV Funds”) entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with the Issuer, RAAC Management LLC, a Delaware limited liability company, and certain other investors of the Issuer party thereto, pursuant to which the KV Funds are entitled to registration rights with respect to their shares of Class A common stock. The A&R Registration Rights Agreement provides that the Issuer will, (i) within 30 calendar days after the consummation of the Business Combination, file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of the shares of Class A common stock (the “Resale Registration Statement”), and (ii) use its reasonable best efforts to have the Resale Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will “review” the Resale Registration Statement and (y) the 10th business day after the date the Issuer is notified by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The A&R Registration Rights Agreement grants the KV Funds and their respective permitted transferees certain demand registration rights in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, issuer suspension periods and certain other conditions. In addition, the A&R Registration Rights Agreement grants the KV Funds “piggyback” registration rights, subject to customary underwriter cutbacks, issuer suspension periods and certain other conditions.

The registration rights granted pursuant to the A&R Registration Rights Agreement are subject to certain customary limitations, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The A&R Registration Rights Agreement also includes customary indemnification provisions. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the A&R Registration Rights Agreement, including the fees of legal counsel selected by the majority-in-interest of investors initiating a demand registration right (not to exceed $75,000 without consent of the Issuer). The A&R Registration Rights Agreement also provides for a lock-up on registrable securities held by the KV Funds so that they may not transfer such shares, except to certain permitted transferees, for 180 days following the Closing.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021

KHOSLA VENTURES SEED B, L.P.

By:	Khosla Ventures Seed Associates B, LLC, a
Delaware limited liability company and general partner of Khosla Ventures Seed B, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED B (CF), L.P.

By:	Khosla Ventures Seed Associates B, LLC, a
Delaware limited liability company and general partner of Khosla Ventures Seed B (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES B, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By:	Khosla Ventures Associates V, LLC, a
Delaware limited liability company and general partner of Khosla Ventures V, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

ATTACHMENT A

The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.